AM
9-16-2003



03051184

SE... COMMISSION
Washington, D.C. 20549

cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED SEP - 9 2003 WASH. D.C. 180

SEC FILE NUMBER
8- 37061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox & Company Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6232 North 32nd Street
(No. and Street)

Phoenix, Arizona 85018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. Moldermaker (602) 971-9000 x301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Ninth Floor (Address) Phoenix (City) Arizona (State) 85004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Moldermaker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox & Company Investments, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



JERA BLEDSOE
Notary Public – Arizona
Maricopa County
Expires 06/30/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & COMPANY INVESTMENTS, INC.

FINANCIAL STATEMENTS

For The Year Ended
June 30, 2003

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Fox & Company Investments, Inc.

We have audited the accompanying statement of financial condition of Fox & Company Investments, Inc. as of June 30, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Company Investments, Inc. as of June 30, 2003, and results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
August 27, 2003

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash and cash equivalents	$ 858,673
Cash on deposit with clearing organization - restricted	516,249
Commissions receivable:	
- mutual funds	43,387
- clearing organizations	179,829
Securities owned:	
- marketable, at market value	414,003
- not readily marketable, at cost	20,100
Other receivables	152,500
Prepaid expenses	1,600
Furniture and equipment, net of accumulated depreciation	32,920
Total Assets	$ 2,219,261

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing organizations	$ 694,843
Accounts payable	9,774
Commissions payable	291,341
Accrued expenses	18,350
Subordinated note payable - related party	300,000
Total Liabilities	1,314,308
Commitments and Contingencies:	-
Common stock - $.01 par value - authorized 1,000,000 shares - issued 500,000 shares	5,000
Additional paid-in capital	329,745
Retained earnings	570,208
	904,953
Total Liabilities and Stockholder's Equity	$ 2,219,261

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2003

Revenues:	
Commissions	$ 4,099,415
Interest	7,286
Trading profits	253,396
Miscellaneous income	19,024
Arbitration settlement reduction	204,693
	4,583,814
Expenses:	
Commissions and brokerage charges	2,811,335
Occupancy and equipment costs	289,622
Clearing fees	264,774
Employee compensation and benefits	318,765
Arbitration settlement fees	17,500
Insurance	158,339
Dues and subscriptions	67,992
Communications	59,000
Regulatory fees and expenses	65,845
Legal and professional	63,966
Depreciation	23,052
Advertising	906
Contract services	107,973
Other operating expenses	186,405
	4,435,474
Net Income	$ 148,340

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at June 30, 2002	500,000	$ 5,000	$ 629,745	$ 421,868	$ 1,056,613
Conversion of capital to a subordinated note payable	-	-	(300,000)	-	(300,000)
Net income for the year ended June 30 , 2003	-	-	-	148,340	148,340
Balance at June 30, 2003	500,000	$ 5,000	$ 329,745	$ 570,208	$ 904,953

The Accompanying Notes are an Integral Part
of the Financial Statements

FOX & COMPANY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net Income	$ 148,340
Adjustments to reconcile net income to net cash provided by operating activities:	
Arbitration settlement	(204,693)
Depreciation	23,052
Changes in Assets and Liabilities:	
Deposits with clearing organizations	(15,860)
Receivable from clearing organization	(125,752)
Receivable from mutual funds	76,161
Receivable from insurance company	650,000
Prepaid expenses	160,150
Miscellaneous receivables	(66,586)
Securities owned, marketable	(85,395)
Contingent arbitration	(812,353)
Payable to clearing oraganization	16,229
Commissions payable	193,312
Accounts payable	(123,009)
Accrued expenses	(13,271)
Net cash used by operating activities	(179,675)
Net decrease in cash and cash equivalents	(179,675)
Cash and cash equivalents at beginning of year	1,038,348
Cash and cash equivalents at end of year	$ 858,673
Supplemental disclosure of cash flow infomation:	
Interest paid	$ 1,438
Taxes paid	$ -
Non-cash activity:	
Conversion of capital to a subordinated note payable	$ 300,000

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Fox & Company Investments, Inc. (the Company) conducts business as a securities broker-dealer in Phoenix, Arizona with five branch offices in various states. The Company has an agreement with two clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record-keeping functions.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Receivables

The Company provides for potentially uncollectible receivables by use of the allowance method. The allowance is determined based upon a review of the individual accounts outstanding, as well as prior experience. None of the receivables accrue interest on delinquencies. Management estimates that no allowance for uncollectible receivables is necessary at June 30, 2003.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated methods. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Advertising Costs

Advertising costs are charged to operations when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2
Securities Owned and Investments

Securities owned-marketable are carried at quoted market values. At June 30, 2003, securities owned-marketable were comprised of the following:

	Cost	Market Value
Common Stock	$ 694,209	$ 412,092
Nonconvertible debt securities	16,275	752
Exempted Securities	78,388	896
Government Obligations	471	263
	$ 789,343	$ 414,003

Securities owned-not readily marketable are carried at cost. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The securities owned, not readily marketable consisted of NASDAQ warrants with a cost basis of $20,100, which management believes approximates fair value.

Note 3
Deposits with Clearing Organization

At June 30, 2003 the Company has cash deposits with a clearing organization in the amount of $516,249. The deposits are necessary to maintain the Company's clearing account for future transactions. The Company must maintain a minimum deposit balance of $500,000.

Note 4
Provision for Income Taxes

The actual income tax expense for 2003 differs from the "expected" income tax expense computed by applying the U.S. Federal corporate statutory income tax rate of 34% to the income before income taxes as follows:

Computed federal income tax expense	$	46,000
State income tax expense		9,000
Entertainment, depreciation, non-deductible dues and vacation expenses		12,000
Valuation allowance - benefit of utilization of deferred tax assets		(67,000)
	$	-

At June 30, 2003, deferred tax assets consist of the following:

Current portion:		
Vacation expenses and charitable contributions	$	1,000
Federal loss carryforwards		116,000
State loss carryforwards		26,000
		143,000
Long-term portion:		
Depreciation and amortization		1,000
		144,000
Less: valuation allowance		(144,000)
Net deferred tax asset	$	-

The Company has established a valuation allowance equal to the net deferred tax asset primarily due to the uncertainty in the utilization of net operating loss carryforwards. During the year ended June 30, 2003, the valuation allowance was reduced by $67,000 to reflect the utilization of deferred tax assets in the current year.

Note 4
Provision for Income Taxes (Continued)

The Company's approximate federal and state net operating loss carryforwards at June 30, 2003 are $365,000. The net operating loss carryfowards may be applied against future taxable income. They expire in various years as follows:

Amount of Unused Federal and State Operating Loss Carryforwards	Federal Expiration During Year Ended June 30,	State Expiration During Year Ended June 30,
$ 30,000	2021	2006
57,000	2022	2007
278,000	2023	2008
$ 365,000		

Note 5
Property and Equipment

At June 20, 2003 property and equipment consists of the following:

Computer equipment	$ 89,046
Furniture and fixtures	40,051
Office equipment	8,658
Leasehold improvements	15,317
	153,072
Less: accumulated depreciation	(120,152)
	$ 32,920

Note 6
Profit Sharing Plan

The Company has a defined contribution plan covering substantially all of its employees. Contributions to the plan are at the discretion of the board of directors of the Company. For the year ended June 30, 2003, the board of directors elected not to make a contribution to the Plan.

Note 7
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and (2) the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis.

At June 30, 2003, the Company had a net capital of $926,790, which was $676,790 in excess of the required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 1.42 to 1 as of June 30, 2003. In addition, the Company has a hearing pending with the NASD to discuss the Company's position in regards to a disputed net capital asset in the amount of $300,000. This hearing is scheduled for November, 2003. Management believes that the actions they have taken, which are discussed in footnote 10 and involve a subsequent funding of the asset, should resolve this issue.

Note 8
Commitments and Contingencies

Operating Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for automobiles and equipment at June 30, 2003 are as follows:

Year Ending June 30,	Amount
2004	$ 9,534
2005	7,429
	$ 16,963

Total expense for these operating leases for the year ended June 30, 2003 totaled approximately $19,100.

The Company is currently leasing corporate and satellite office facilities on a month-to-month basis for approximately $12,500 per month.

The Company is currently leasing storage facilities and other equipment on month-to-month leases for approximately $330 per month.

Litigation Matters

The Company is a defendant in a lawsuit filed by one of its customers for alleged breach of fiduciary duty, fraud, unsuitability, failure to supervise, violations of federal and state securities laws and the rules of the NASD and NYSE. The suit asks for actual and punitive damages totaling $50,000. The Company believes the suit is without merit and intends to vigorously defend its position. No accrual has been made in the accompanying financial statements for any potential loss arising from this action.

Note 8
Commitments and Contingencies (Continued)

Litigation Matters (Continued)

The Company is a defendant in a lawsuit filed by one of its customers for alleged breach of fiduciary duty, fraud, unsuitability, failure to supervise, violations of federal and state securities laws and the rules of the NASD and NYSE. The suit asks for compensatory and punitive damages totaling $900,000. Outside legal counsel for the Company believes that the suit will settle for approximately $5,000.

Pending Matters

The Company had an examination performed by representatives of the NASD in May, 2003. The resulting Letter of Caution from the NASD noted a deficiency in that the firm did not prepare written supervisory procedures that adequately addressed certain aspects of the firm's business. Further, the Letter of Caution noted that other apparent rule violations arising from the examination remain under consideration, and the Company will be advised of the outcome at a later date.

In addition, the Company has a hearing pending with the NASD to discuss the Company's position in regards to a disputed net capital asset in the amount of $300,000. This hearing is scheduled for November, 2003. Management believes that the actions they have taken, which are discussed in footnote 10 and involve a subsequent funding of the asset, should resolve this issue.

Note 9
Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of the federally insured limits in the approximate amount of $685,000.

Note 10
Related Party Transactions

Subordinated Note Payable – Related Party

The Company has a subordinated note payable to a stockholder as follows:

Prime plus 1% subordinated note payable to the stockholder of the Company, due July, 2004; subordinated in accordance with Rule 15(c)3-1d of the Securities Exchange Act of 1934 to meet minimum net capital requirements.	$ 300,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended June 30, 2003, the Company recorded no interest expense in relation to the aforementioned note, as the note had not funded. Management had secured an open line of credit in 2002 to meet cash funding needs up to $300,000, deeming this to be sufficient to be included as an asset for net capital purposes. However, the Company subsequently decided to fund the cash account through a subordinated note payable. These funds were deposited into a corporate bank account after the balance sheet date, but prior to issuance, and have been given retroactive effect to June 30, 2003.

Note 11
Arbitration Settlement

Former clients of the Company brought an arbitration action against the Company, its president, one of its former registered representatives and its clearing firm, in December of 1998. After an arbitration hearing in December, 2001, the panel issued an award granting a total of $955,000 to the former clients. The award and forum fees totaling $983,992 plus accrued interest in the amount of $33,054 was accrued by the Company and was recorded as a liability, together with an insurance receivable asset for anticipated coverage of $650,000 at June 30, 2002.

During the year ended June 30, 2003, the arbitration was settled for $775,000, $612,647 of which was paid on behalf of the Company by the Company's errors and omission insurance policy. As a result of the reduction in the settlement amount during the year, the Company recorded a reduction to the arbitration award expense of $204,693.

SUPPLEMENTAL INFORMATION

SCHEDULE I

FOX & COMPANY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2003

Net Capital:	
Total Ownership equity qualified for net capital	$ 904,953
Add: Subordinated note payable - related party	300,000
Total Available Capital	1,204,953
Deduct Non-Allowable Assets:	
Prepaid expenses	1,600
Other receivables and assets	152,500
Furniture and equipment	32,920
Securities, not readily marketable	20,100
Total Deductions	207,120
Net capital before haircut on securities	997,833
Haircut on securities	
Stocks	61,808
Undue concentration	8,120
Non-convertible debt securities	752
Exempted securities	358
Municpal securities	5
Total haircuts on security positions	71,043
Net Capital	$ 926,790
Aggregate Indebtedness:	
Accounts payable, accrued expenses and debt	$ 1,314,308
Total Aggregate Indebtedness	$ 1,314,308
Minimum Net Capital Requirement (6 2/3% of aggregate indebtedness)	$ 87,664
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Amount in Excess of Minimum Net Capital	$ 676,790
Amount in Excess of Minimum Net Capital at 1000%	$ 795,359
Ratio: Aggregate Indebtedness To Net Capital	1.42 to 1

SCHEDULE I (Continued)

FOX & COMPANY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)
AS OF JUNE 30, 2003

Reconciliation of the computation of net capital with the computations included in Part II of X-17A-5 as of June 30, 2003

Net Capital Per Focus Report	$ 910,117
Changes resulting from audit adjustments:	
Decrease in accrued expenses	55,425
Decrease in revenues	(36,808)
Increase in haircuts	(1,944)
Total audit adjustments	16,673
Net Capital Per Audit Report	$ 926,790

SCHEDULE II

FOX & COMPANY INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2003

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.